UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 10, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Avanir Pharmaceuticals, Inc.

File No. 001-15803 - CF#27470

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Azur Pharma Public Ltd. Co. (successor in interest to Avanir Pharmaceuticals, Inc. with respect to the line of business related to the exhibits referred to herein) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment (in CF#18885) for information excluded from the Exhibits 10.5 and 10.6 to a Form 10-Q filed by Avanir Pharmaceuticals, Inc. on August 9, 2006, under Commission File No. 001-15803, as modified by the same contracts filed by Azur Pharma Public Ltd. Co. with fewer redactions, as exhibits 10.7 and 10.8 to the Azur Form S-4 on October 26, 2011, as amended.

Based on representations by Azur Pharma Public Ltd. Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits to the will not be released to the public for the time periods specified:

Exhibit 10.5	through January 2, 2020
Exhibit 10.6	through January 2, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Branch Chief